

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 18, 2010

James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53233

      Re: Douglas Dynamics, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed March 8, 2010
             File No. 333-164590

Dear Mr. Janik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Your response to prior comment 85 states that you will complete the blanks in the third paragraph on page 112 "immediately prior to the consummation of the offering." Your response to prior comment 1 states that any preliminary prospectus you circulate will include all non-430A information. Please reconcile. Please also tell us when you intend to file a complete registration statement that includes all non-430A information and exhibits and how you have allowed for review and resolution of comments regarding that complete document.

Our Company, page 1

2.   Regarding your response to prior comment 4:

- It continues to be unclear how much of the detail you provide is so significant to this offering that those details need to be included in the summary. In this regard, the purpose of a summary is not to provide a "comprehensive understanding" of your business, particularly given that such details are repeated later in your document;

- In light of the almost verbatim repetition between your summary and Business section, including the charts, it is also unclear how you concluded that the summary contains "minimal overlap" with the remainder of your document. In addition, we note that your summary itself contains multiple redundant disclosures; for example, the disclosures on pages 2 and 5 regarding increased gross profit per unit; and

- you indicate that you believe the summary is a "balanced presentation" of your business. However, your summary includes separately captioned, explained paragraphs that describe your strengths, strategies and opportunities, while merely including a one-sentence overview of a small subset of the risks you disclose later in your document.

Therefore, we reissue prior comment 4.

3.   We note your responses to prior comments 5 and 8:

- Please provide us the complete reports on which you base your statements, not merely excerpts;

- If your statements that were the subject of prior comments 5 and 8 are not based on independent objective data, please revise to make your disclosure clear in that regard. If you attribute your statements to research reports you commissioned, please refer to Rule 436;

- It is unclear how your statements in the summary regarding your customer service and responsiveness are consistent with your disclosure on page 17. Please revise or advise; and

- Please tell us which data you provided supports your claims regarding your product breadth, extensive distribution network and customer service.

Strong Cash Flow Generation, page 5

4.   We note your response to prior comment 5. If retaining this section in your prospectus summary is appropriate, please balance your disclosure with information regarding the percentage of your long-term debt that has been reduced and your lack of dividend payments in recent years. Also, with a view toward clarified disclosure, please tell us whether the "substantial dividends" in each year that you mention in your response were paid other than in connection with a redemption of securities and were a *pro rata* payment to all stockholders

Flexible, Lean Enterprise Platform, page 6

5.   With a view toward balance disclosure regarding your "industry leading shipping performance," please tell us when you achieved industry leadership and whether the percentage that you disclose in the first paragraph objectively represents your historic performance. We note, for example, the information on page 3 of exhibit 10.19.

Discussion of Adjusted EBITDA, page 12

6.   We note your response to prior comments 13 and 36 and have the following comments regarding the presentation of Adjusted EBITDA, Consolidated Adjusted EBITDA and Restricted Payment EBITDA:

   - Clarify in your filing if the calculation of Consolidated Adjusted EBITDA is the same as the calculation of Restricted Payment EBITDA;

   - Please tell us whether the underlying senior credit facility agreement describes the measures as "Consolidated Adjusted EBITDA" and "Restricted Payment EBITDA," as disclosed in your filing; and

   - Please revise to describe the specific additional non-cash charges and non-recurring expenses that are excluded from Consolidated Adjusted EBITDA on page 12. In addition, please provide a specific definition of Restricted Payment EBITDA on page 30.

   In future filings, if a "liquidity event" occurs or if calculation of Consolidated Adjusted EBITDA and the fixed charge coverage ratio covenant becomes otherwise material to an investor's understanding of your financial condition and/or liquidity, please include the disclosures from prior comment 36.

Risk Factors, page 14

7.   Please reconcile your response to prior comment 14 with your disclosure on page
        101.

We are subject to complex laws, page 17

8.   We note your response to prior comment 16; however, it remains unclear whether
        the risk is due to your determination that you are not in compliance with existing
        laws or that you have not conduced an evaluation of your compliance with
        existing laws. Please clarify.

Use of Proceeds, page 28

9.   We note you response to prior comment 22. If the proceeds to be used for the
        redemptions mentioned will be paid to affiliates, please say so in this section.

Senior Credit Facilities, page 29

10.   Your revisions to the second full paragraph on page 30 state that $7.89 million in
        Restricted Payment Amounts were available as of December 31, 2009. Your
        response to prior comment 24 states that no Restricted Payment Amounts were
        available as of December 31, 2009. Please reconcile.

Capitalization, page 31

11.   We note your response to prior comment 26 and that you removed the totals of
        cash and cash equivalents from the amount presented as capitalization. However,
        we continue to believe that the balance of cash and cash equivalents should not be
        presented anywhere in the capitalization table since it is not part of capitalization.
        Please revise to remove the company's cash balance from this section.

Year Ended December 31, 2009 . . ., page 40

12.   We reissue the second sentence of prior comment 32 because it continues to
        appear that your disclosure comparing each period presented does not discuss and
        quantify the effect of new products. We note specifically the disclosure
        beginning at the bottom of page 41. Please revise or advise.

13.   Please revise to provide additional discussion of the other items besides the 7.2%
        decline in unit sales of snow and ice control equipment that contributed to the
        decrease in net sales for the year ended December 31, 2009 compared to the year
        ended December 31, 2008. It appears that absent the price increases and new
        product introductions, net sales would have decreased $26.2 million.

7 ¼% Senior Notes, page 51

14.   Please quantify the offset mentioned in the last sentence.

Seasonality and Year-To-Year Variability, page 52

15.   Please disclose the substance of your response to prior comment 37.

Distributor Network Optimization, page 62

16.   Please tell us, with a view toward disclosure, the reasons for the significant change to your disclosure regarding the number of distributors in your network.

Products, page 64

17.   Please reconcile the information provided in response to prior comment 41 with the types of products described in this section.

Employees, page 69

18.   Your revisions added in response to prior comment 44 appear to address only the number of temporary employees you had at December 31, 2008 and 2009, not how the number of your temporary employees changes during the year. Therefore, we reissue that part of prior comment 44.

Intellectual Property, page 70

19.   Please revise your disclosure added in response to prior comment 47 to clarify which of the features, designs and technologies are covered by existing patents as opposed to patent applications.

Regulation, page 71

20.   Your response to prior comment 48 states that you have disclosed the hazardous materials you know were used on your properties. However, your revisions on page 72 appear to address only the hazardous materials you currently use. Please revise or advise.

Risk Management, page 77

21.   Clarify whether your board as a whole is responsible for your risk management.

Executive Compensation, page 81

22.   Please provide us the registrant's analysis supporting its conclusions regarding whether the risks arising from the registrant's compensation policies and practices are reasonably likely to have a material adverse effect on the registrant. Include in your response a description of the process undertaken by the registrant to reach its conclusions.

Management's Role . . ., page 81

23.   We note your revisions in response to prior comment 55. Your first sentence under this caption states that the role of your Compensation Committee in 2009 and prior years was limited to determining and approving equity awards and allocation and payments under your annual incentive plan. Your new disclosure on page 77 states that the responsibilities of the Compensation Committee included overseeing management of risks related to your executive compensation program. Please reconcile.

Base Salary, page 82

24.   We note your revisions in response to prior comment 56:

- It appears your disclosure does not discuss the reasons for the increase in Mr. Janik's base salary. Therefore, we reissue prior comment 56. When making revisions in response to this comment, please ensure it is clear why the 2008 merit increase was meant to cover his merit increase in 2009 and what proportion of the increase relates to 2008 and which relates to 2009. Also ensure it is clear how and why you determined to award a merit increase and the amount of such increase for a future period; and

- You disclose in the last paragraph on page 82 that your "other named executive officers" received a 4% merit increase. Your table on page 83 mentions only two merit increases of 3% and one merit increase of 5%. Please reconcile.

Annual Incentive Plan, page 83

25.   It remains unclear from your revisions in response to prior comment 57 whether you mean that base salaries are set at what you believe is the median general market level. Therefore, we reissue that part of prior comment 57.

James L. Janik
Douglas Dynamics, Inc.
March 18, 2010
Page 7

Summary Compensation Table, page 88

26.   We note your response to prior comment 63. However, if the purpose of the
        repurchase of securities you mention was to provide compensation to your named
        executive officers, then it is unclear how you concluded that no compensation was
        required to be reported. We note, for example, your disclosure on page 106 that
        the executives from whom you repurchased the securities are required to return
        portions of the amounts paid by you if their employment ends.

Outstanding Equity Awards . . ., page 91

27.   Your response to prior comment 64 says that you have included the applicable
        disclosure in the last column of this table. However, no such disclosure appears
        the table. Therefore, we reissue prior comment 64.

28.   We note footnote 2 added in response to prior comment 65 and the revisions at
        the bottom page 95 in response to prior comment 71. If this offering is a
        "qualified public offering" please say so directly. If it is not, please tell us why
        not and tell us the section of the exhibit that governs.

Pension Plan, page 92

29.   We note your response to prior comment 66. However, given your disclosure on
        page 8 regarding when the registrant was formed, it is unclear how the actual
        years of service is "with the registrant," as required by instruction cited in that
        comment. Please revise. If the reason for the difference between actual and
        credited years of service is due to service with another company, please revise to
        make that clear and reconcile that service with your disclosure on page 73 and 74.

All Named Executive Officers, page 95

30.   We note your revisions in response to prior comment 68. With a view toward
        clarified disclosure, please tell us why the change of control provisions under the
        "LBP" may be triggered but similar provisions in your employment agreements
        with your named executive officers will not be triggered. Also, please highlight
        in your prospectus summary the financial interest that your officers, directors and
        other affiliates have in the completion of this offering, and, in an appropriate
        section of your document, quantify this interest for each related person.

Compensation of Directors, page 99

31.   Please expand your response to prior comment 72 to tell us the names of the
        individuals who provide the services to you under your agreements with the
        affiliates of your directors. Also state clearly whether your directors provide any

of those services. It remains unclear why the compensation paid to affiliates of your directors is not reported in the table required by Regulation S-K Item 402(k); refer to Regulation S-K Item 402(a)(2).

Principal and Selling Stockholders, page 100

32.   We note your disclosure in response to prior comment 68; however, that comment sought revisions to the beneficial ownership table to reflect any changes in post-offering beneficial ownership as a result of "change-in-control" provisions that cause this offering to accelerate options or otherwise affect your beneficial ownership disclosure. Please revise accordingly.

33.   Please expand your response to prior comment 73 to disclose whether General Electric Pension Trust purchased the shares being registered for resale in the ordinary course of business and whether, at the time of the purchase, General Electric Pension Trust had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

34.   Where a footnote refers to multiple groups of shares included in a shareholder's total beneficial ownership, please clarify which of the shares are being offered in this transaction.

35.   We reissue prior comment 75 because it continues to appear that you have not identified the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Ares and General Electric Pension Trust.

36.   From your response to prior comment 76 it remains unclear how your entity stockholders as a practical matter make voting and investment decisions without the involvement of their associated persons that serve on your board as their designees such that those board members would not at least share indirect beneficial ownership of the shares held in the name of the entities. Your response addressing control and management responsibility does not address the definition of beneficial ownership in Rule 13d-3 which focuses the arrangements and understandings by which voting or investment decisions are made directly or indirectly. Therefore, we reissue the comment.

Related Party Transaction Policy, page 104

37.   Your revisions here in response to prior comment 77 appear to address only what are examples of the relevant facts and circumstances your Audit Committee considers, not what standards will be applied in determining whether to approve the transaction. Therefore, we reissue prior comment 77.

Related Party Transactions, page 104

38.   Please revise your statements in this document regarding incomplete summaries
        to disclose the substance of your response to prior comment 80. Also, please
        ensure that your disclosure is consistent with your response; for example, we note
        that you have omitted disclosure of provisions in Exhibit 10.24, like section 8 of
        that exhibit.

Promissory Notes . . ., page 104

39.   Please expand your revisions in response to prior comment 78 to clarify whether
        the notes will require repayment as a result of this offering. If so, also disclose
        the source of funds for the repayment.

Securityholders Agreement, page 106

40.   Please expand your revisions added in response to prior comment 79 to identify
        by name the "certain members of management."

Additional Revolving Loan Commitments and Term Loans, page 110

41.   We will continue to evaluate your response to prior comment 84 after you
        quantify the increase in interest rate and provide the terms of the additional
        indebtedness you intend to incur.

Exhibits

42.   We note that your response to prior comment 93 indicates that you have excluded
        an exhibit because you are not a party. Please note that Regulation S-K Item
        601(b)(10) reefers to filings to which the registrant is a party *or in which the
        registrant has a beneficial interest.* Therefore, we reissue the comment.

43.   Please ensure the document you file as Exhibit 4.2 is complete, including all
        attachments. We note that it currently omits exhibits A-D.

44.   Please tell us why exhibits A-C of Exhibit 10.24 purport to present information as
        of February 12, 2010, given that the agreement itself is dated June 30, 2004.

45.   Please tell us why the Management Services Agreement dated April 12, 2004 was
        deleted from your list of exhibits.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Bruce D. Meyer, Esq.—Gibson, Dunn & Crutcher LLP
                 Ari B. Lanin, Esq.—Gibson, Dunn & Crutcher LLP